UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Memorandum of Understanding.

On May 28, 2026, Lion Group Holding Ltd. (the “Company”) entered into a memorandum of understanding (the “Memorandum of Understanding”) attached as Exhibit 10.1 herein with Meili Capital Management Limited, to establish a strategic cooperation framework to capture investment opportunities on high-growth areas such as digital payment infrastructure, tokenization of real-world assets, Decentralized Physical Infrastructure Networks (DePIN), and the convergence of Web3 and AI technologies.

The Company has issued a press release to announce the Memorandum of Understanding, which is included as Exhibit 10.2 herein.

Exhibits.

The following exhibits are being filed herewith:

Exhibit	Description
10.1	Memorandum of Understanding
10.2	Press release, dated May 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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